FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of October


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


A. Notification of Interests in Shares

BG Group Share Incentive Plan ('SIP') - Partnership Shares


BG Group plc announces that today the following Executive Directors and Persons Discharging Managerial Responsibility (PDMRs) were awarded the numbers of BG Group plc Ordinary Shares of 10p each set out below under the terms of the SIP. As a result of these awards the beneficial interests in the ordinary share capital of BG Group plc have increased as shown.


                 Partnership Shares      Revised beneficial interest in Ordinary
                 awarded at              10p shares
                 a price of 696.4p
                 per share
Executive
Directors
Frank Chapman                      107                                 435,815
William Friedrich                  108                                 619,593
Ashley Almanza                     107                                 176,591

PDMRS
Jorn Berget                        108                                     819
Charles Bland                      108                                 171,493
Mark Carne                         108                                     506
Peter Duffy                        108                                 102,559
Stuart Fysh                        108                                 183,676
Stefan Ricketts                    108                                  32,811


Note: The SIP is an HM Revenue & Customs approved all-employee share scheme. Under the rules of the SIP, partnership shares are awarded to all eligible employees at the lower of the market value at the beginning of the six-month accumulation period and the date the shares are acquired.

B. TRANSACTION IN OWN SHARES

BG Group plc also announces that it has today transferred to the Trustee of its Share Incentive Plan 63,795 ordinary shares at a price of 696.4p per share. The transferred shares were all formerly held as treasury shares.

Following the above transfer, BG Group plc holds 146,309,350 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 3,409,450,585.

BG Group plc
25 October 2006

website www.bg-group.com




                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 25 October, 2006                               By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary